U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person*

     KO, Chun Shun Johnson
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   (Last)                            (First)              (Middle)

     Rm. 6301-6, The Centre, 99 Queen's Road Central
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                                    (Street)
     Hong Kong
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   (City)                           (State)                (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

     November 15, 2000
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3.  IRS Identification Number of Reporting Person, if an Entity Voluntary)

     N/A
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4.  Issuer Name and Ticker or Trading Symbol

     POPstar Communications, Inc.  - POPS
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5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person
     [_]  Form Filed by More than 1 Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

1.  Title of Security
     (i) Common stock par value $0.001 per share (ii) Common stock par value $0.001 per share (iii) Common stock par value $0.001 per share (iv) Common stock par value $0.001 per share

2.  Amount of Securities Beneficially Owned
     (i)     332,500
     (ii)  1,500,000
     (iii)   750,000
     (iv)    750,000

3.  Ownership Form: Direct (D) or Indirect (I)
     (i)   Direct
     (ii)  Indirect
     (iii) Indirect
     (iv)  Indirect

4.  Nature of Indirect Beneficial Ownership
     (i)   Shares held by KO, Chun Shun Johnson

     (ii) Shares held by innovestor.com Limited, a British Virgin Islands corporation
     (iii) Shares held by Prime Star Asia Limited, a British Virgin Islands corporation
     (iv)  Shares held by iTeleway Inc., a British Virgin Islands corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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             Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

1.  Title of Derivative Security (Instr. 4)
      (i)   Option
      (ii)  Option
      (iii) Option

2.  Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable     Expiration Date
          ----------------     ---------------
      (i)   2/2/00             Prior to the date which is three months
                               subsequent to the date on which the Company's
                               stocks are listed for trading on an exchange
      (ii)  2/11/00            Prior to the date which is three months
                               subsequent to the date on which the Company's
                               stocks are listed for trading on an exchange
      (iii) 2/11/00            Prior to the date which is three months
                               subsequent to the date on which the Company's stocks are listed for trading on an exchange

3. Title and Amount of Securities Underlying Derivative Security
             Title             Amount or Number of Shares
       ------------------      --------------------------
       (i)   Common Stock             1,500,000
       (ii)  Common Stock               750,000
       (iii) Common Stock               750,000

4. Conversion or Exercise Price of Derivative Security
       (i)   $2.00 per share
       (ii)  $2.00 per share
       (iii) $2.00 per share

5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
       (i)   Indirect
       (ii)  Indirect
       (iii) Indirect

6. Nature of Indirect Beneficial Ownership
       (i) Options held by innovestor.com Limited, a British Virgin Islands corporation
       (ii) Options held by Prime Star Asia Limited, a British Virgin Islands corporation
       (iii) Options held by iTeleway Inc., a British Virgin Islands corporation

Explanation of Responses:

On February 24, 2000, Mr. Ko's direct holdings totaled 332,500 shares of common stock representing a 1.5% holding of the Company's issued and outstanding stock (less than 5% of the issued and outstanding balance of 21,797,500 common shares).

On November 15, 2000, Universal Holdings Limited ("UAL") acquired 100% of Prime Star Asia Limited and iTeleway Limited. In UAL, Mr. Ko has directly and indirectly more than a 10% holding and is a director of UAL.

In  addition,   Mr.  Ko  is  a  director  of   Netalone.com   Limited  of  which
innovestor.com Limited is a wholly-owned subsidiary. UAL has directly and indirectly more than a 10% holding in Netalone.com Limited. Mr. Ko holds directly derivative securities (options) in Netalone.com Limited. Mr. Ko does not nor does UAL control Netalone's board.


       /s/ Chun Shun Johnson KO                          November 21, 2000
---------------------------------------------          ----------------------
      **Signature of Reporting Person                          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.